SECURITIES AND EXCHANGE COMMISSION

                       	WASHINGTON, DC  20549


                           	SCHEDULE 13E-4

                    	Issuer Tender Offer Statement
                	(Pursuant to Section 13(e)(1) of the
                   	Securities Exchange Act of 1934)

                            (AMENDMENT NO. 1)

                            Ruby Tuesday, Inc.
                            	(Name of Issuer)

	                           Ruby Tuesday, Inc.
                   	(Name of Person(s) Filing Statement)

       	           Common Stock, Par Value $0.01 Per Share
     	                  (Title of Class of Securities)

	                               781182-10-0
                  	(CUSIP Number of Class of Securities)

	                         J. Russell Mothershed
             	Senior Vice President and Chief Financial Officer
                          	Ruby Tuesday, Inc.
                        	Post Office Box 160266
                          	4721 Morrison Drive
                        	Mobile, Alabama  36625
	(Name, Address and Telephone Number of Person Authorized	to Receive Notices
 and Communications on Behalf of the	Person(s) Filing Statement)

                           	With a copy to:

                        	Gabriel Dumitrescu, Esq.
                 	Powell, Goldstein, Frazer & Murphy LLP
                       	191 Peachtree Street, N.E.
                             	Sixteenth Floor
                         	Atlanta, Georgia  30303
                             	(404) 572-6600

	                                May 2, 1997
	(Date Tender Offer First Published, Sent or	Given to Security Holders)

	CALCULATION OF FILING FEE:

		Transaction	                  				Amount of
		Valuation*:	$22,000,000		         Filing Fee:  $4,400

*	Based upon the purchase of 1,000,000 Shares (the maximum number of
Shares offered to be purchased) at $22.00 per Share (the maximum per Share purchase price which may be selected by the Company pursuant to the tender offer).

	"x	Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

		Amount Previously Paid:					$4,400
		Form or Registration No.:			Schedule 13E-4
		Filing Party:							        Ruby Tuesday, Inc.
		Date Filed:							          May 2, 1997

                         	INTRODUCTORY STATEMENT

	This Amendment No. 1 amends the Issuer Tender Offer Statement on
Schedule 13E-4 (the "Schedule 13E-4") previously filed with the Securities and Exchange Commission on May 2, 1997 by Ruby Tuesday, Inc., a Georgia corporation (the "Company"), in connection with the Company's offer to purchase up to 1,000,000 shares of its Common Stock, $.01 par value per share (the "Common Stock") including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement between AmSouth Bank of Alabama (together, the Common Stock and the Rights are referred to as the "Shares"), at prices not in excess of $22.00 nor less that $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions of the Offer to Purchase dated May 2, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4. The Offer was terminated at 5:00 p.m., New York City Time, on June 2, 1997

	The following information amends the information previously included in the Schedule 13E-4.


ITEM 1.	SECURITY AND ISSUER.

	The following is hereby added to the information previously set for under Item 1(b) of the Schedule 13E-4:

     The Offer expired at 5:00 p.m. New York City time on Monday, June 2, 1997. The exact amount of Shares acquired pursuant to the Offer was 670,512 at a purchase price of $22.00 per Share, for a total aggregate purchase price of $14,751,264, plus the fees and expenses associated with the Offer. The Company has accepted all Shares properly tendered pursuant to the Offer.


ITEM 2.	MATERIAL TO BE FILED AS EXHIBITS.

	The following Exhibits are filed herewith:

	(a)	(9)	 Text of Press Release dated June 3, 1997.

   		(10)	Text of Press Release dated June 9, 1997.



                            	SIGNATURE

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         						RUBY TUESDAY, INC.



                         						By:	/s/ J. Russell Mothershed
	                                						J. Russell Mothershed
                                							Senior Vice President and
                                							Chief Financial Officer

Dated:  June 9, 1997





	EXHIBIT INDEX


DESCRIPTION	EXHIBIT


	(a)	(9)	 Text of Press Release dated June 3, 1997.

   		(10) Text of Press Release dated June 9, 1997.





                         	Exhibit (a)(9)



                       	Ruby Tuesday, Inc.


Ruby Tuesday, Inc. Announces Results of its "Dutch Auction" Tender Offer

	Mobile, AL - June 3, 1997			Ruby Tuesday, Inc. (NYSE:
RI) today announced the preliminary results of its "dutch auction" tender offer which expired Monday, June 2, 1997 at 5:00 p.m. New York City time.

	The preliminary count of Harris Trust Company of New York, depository for the offer, indicated that 676,028 shares were tendered and not withdrawn at or below $22.00 per share. The number of shares tendered includes 77,284 shares tendered pursuant to guaranteed delivery. The Company expects to purchase all shares tendered.

	The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

	The shares expect to be purchased represent approximately 3.84 percent of the Company's shares outstanding immediately prior to the offer. After purchasing the shares, the Company will have approximately 17,039,785 shares outstanding.

	Ruby Tuesday, Inc. announced the tender offer on May 1, 1997, expressing its intentions to purchase up to 1,000,000 shares at a purchase price ranging from $20.00 to $22.00 per share.

	The shares of common stock expected to be purchased in the "dutch auction" are a component of the Company's stock repurchase programs, which programs provide for the repurchase of Company stock whenever cash flow exceeds funding requirements while maintaining the target capital structure.
 Including the expected purchase of the shares tendered in the "dutch auction," the Company will have acquired 1,994,757 shares of its common stock under such repurchase plans. The Company intends to continue to periodically repurchase stock under such stock repurchase programs.

	Ruby Tuesday, Inc. is one of the leading casual-dining restaurant companies in America. As of March 1, 1997, Ruby Tuesday, Inc. owned and operated 386 restaurants, including 319 Ruby Tuesdays, 48 Mozzarella's Cafes, and 19 Tia's Tex-Mex restaurants, located in 33 states. Ruby Tuesday, Inc. is traded on the New York Stock Exchange (Symbol: RI).

	Ruby Tuesday, Inc.

	Form more information, contact:	Phone:  334-344-3000

	Sandy E. Beall, III	      J. Russell Mothershed	      Margie Naman
	Chairman and Chief	       Sr. Vice President and     	Vice President
	Executive Officer	        Chief Financial Officer	    Investor Relations


                            	Exhibit (a)(10)

                           	Ruby Tuesday, Inc.



Ruby Tuesday, Inc. Announces Conclusion of its "Dutch Auction" Tender Offer

	Mobile, AL - June 9, 1997			Ruby Tuesday, Inc. (NYSE: RI) today announced
the conclusion of its "dutch auction" tender offer which expired Monday, June 2,
1997 at 5:00 p.m. New York City time.

	The final count of Harris Trust Company of New York, depository for the offer, established that 670,512 shares were properly tendered and not withdrawn at or below $22.00 per share. The Company accepted and purchased at $22.00 per share all shares properly tendered.

	The shares purchased represent approximately 3.80 percent of the Company's shares outstanding immediately prior to the offer. After purchasing the shares, the Company has approximately 17,049,028 shares outstanding.

	Ruby Tuesday, Inc. announced the tender offer on May 1, 1997, expressing its intentions to purchase up to 1,000,000 shares at a purchase price ranging from $20.00 to $22.00 per share.

	The shares of common stock purchased in the "dutch auction" are a component of the Company's stock repurchase programs, which programs provide for the repurchase of Company stock whenever cash flow exceeds funding requirements while maintaining the target capital structure. Including the purchase of the shares tendered in the "dutch auction," the Company has acquired 1,989,241 shares of its common stock under such repurchase plans. The Company intends to continue to periodically repurchase stock under such stock repurchase programs.

	Ruby Tuesday, Inc. is one of the leading casual-dining restaurant companies in America. As of June 1, 1997, Ruby Tuesday, Inc. owned and operated 393 restaurants, including 325 Ruby Tuesdays, 48 Mozzarella's Cafes, and 20 Tia's Tex-Mex restaurants, located in 33 states. Ruby Tuesday, Inc. is traded on the New York Stock Exchange (Symbol: RI).

	Ruby Tuesday, Inc.

	Form more information, contact:	Phone:  334-344-3000

	Sandy E. Beall, III	      J. Russell Mothershed	      Margie Naman
	Chairman and Chief	       Sr. Vice President and	     Vice President
	Executive Officer	        Chief Financial Officer	    Investor Relations












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